First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604)-602-9973
Fax: (604)-681-5910

05011312

August 23, 2005

Securities and Exchange Commission
450 – 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U.S.A. 20549

SUPPL

Attention: File Clerk
Office of International Corporate Finance

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc. – Exemption Number 82-3449
Section 12g3-2(b), Securities Exchange Act of 1934

Please find enclosed a copy of the following documents:

- Quarterly report for the Second quarter ending June 30, 2005;
- News releases dated June 6, July 5 and August 15, 2005.

Would you please file the enclosures in your files.

First Silver Reserve Inc.

Per:

Len W. Brownlie, Director

Encl.

82-34147

News Release #08 - 2005

June 6, 2005

First Silver
Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

Annual Shareholders Meeting Results

At the 2005 Annual General and Special Shareholders Meeting held June 3, 2005, the shareholders of First Silver Reserve Inc. ("TSE:FSR"; "the Company") re-elected Hector Davila Santos, Len Brownlie, Victor Garcia Jimenez, Robert Young and James C. O'Rourke to the Company's Board of Directors. The shareholders also voted for the appointment of PriceWaterhouseCoopers as the Company's Auditors for the ensuing year and passed special resolutions approving the removal of the Company's pre-existing Company provisions and replacement of the Company's existing Articles, pursuant to the *British Columbia Business Corporations Act.*

First Silver Reserve is a company focused on the production and exploration of precious metals in Mexico. First Silver owns and operates the San Martin Mine in Jalisco State, Mexico.

On behalf of the Board of Directors

"Len Brownlie"
Director

82-3449

News Release #08 - 2005

July 05, 2005

First Silver
Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: www.firstsilver.com
E-mail: info@firstsilver.com

First Silver Reports Increased Reserves at San Martin Silver Mine

Vancouver, B.C., June 29, 2005 – First Silver Reserve Inc. (the "Company") is pleased to announce that Pincock Allen & Holt ("PAH") has completed a National Instrument 43-101 compliant technical review of First Silver's 100% owned San Martin de Bolanos Silver Mine. PAH have reported that the total mineral reserves and resources have increased to 5.2 million and 37.5 million ounces of silver respectively. This is an increase of 24% on previously reported mineable reserves and 88% on previously reported resources. In addition, PAH state in their report: "Exploration potential for finding and developing new resources/reserves in the San Martin district appears to be very promising".

PAH reported that the reserve and resource estimates have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. PAH notes that there are no significant technical, legal, environmental, political or other kind of restrictions which would materially affect the extraction and processing of these reserves and resources. PAH also note that the estimated reserves indicate 2.5 years of mine life from January, 2005, which, with the resources, if proven to reserve certainty, would add many years of life to the mine. The San Martin Mine reserve and resources estimates as at December 31, 2004 are as follows:

Category	Tonnes	Silver Grade (g/tonne)	Contained Silver (ounces)*	Silver Grade with gold/lead credit (g/tonne)	Contained Silver (ounces) Including Au/Pb Credits**
Proven Mineral Reserves	296,611	239	2,278,085	270	2,574,235
Probable Mineral Reserves	379,343	243	2,963,669	275	3,348,946
Total Mineral Reserves	**675,954**	**241**	**5,241,753**	**273**	**5,923,181**
Measured Resources	2,804,000	264	23,782,600	298	26,875,000
Indicated Resources	1,604,000	262	13,802,000	296	15,596,000
Total Measured+Indicated Resources	**4,444,000**	**263**	**37,584,600**	**297**	**42,471,000**

* PAH's economic breakeven cutoff grade, based solely on silver for the total operating costs and process recoveries was 6.91 Ozs Ag per tonne or 215g Ag per tonne. PAH used a price of $7.00 per ounce of silver for this calculation.

** PAH's economic breakeven cutoff grade, considering the gold /lead contribution, converted to an equivalent silver grade was 6.04 Ozs Ag Equivalent per tonne or 188g Ag Equivalent per tonne. PAH used a price of $7.00 per ounce of silver, $400 per ounce for gold and $0.38 per pound for lead for this calculation.

PAH reviewed the reserve and resource estimates prepared as at December 31, 2004 by First Silver's subsidiary, Minera El Pilon S.A. de C.V.("Pilon") San Martin unit geologists. Details of the reserve and resource calculations, including key economic parameters, sampling methodology, and analytical procedures may be found in the PAH report.

The Qualified Persons responsible for the PAH Report are Mark G. Stevens, C.P.G. and Leonel Lopez, C.P.G., P.G., who are employees of PAH and who are independent of the Company. The PAH Technical report will be filed on Sedar and the Company's web site www.firstsilver.com within five business days.

First Silvers holds, through its wholly owned subsidiary Minera El Pilon ("Pilon") 31 contiguous mining concessions, located in the State of Jalisco Mexico in the San Martin mining district that cover mineral rights for 7,841 hectares. To date, Pilon has recorded a production of 28.1 million ounces of silver from 3.4 million tones of ore. The underground mine has been developed to a depth of 400 meters and it remains open to depth and along strike. The Company is in the process of developing an extensive exploration program with the goal of expanding reserves that may allow for increased production beyond the 2.3 million ounces per year average annualized silver production.

On behalf of the Board of Directors

"Len Brownlie"
Director

Forward Looking Statements

Certain information regarding the Company set forth in this document, including management's assessment of the Company's future plans and operations contains "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of reserve estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in or implied by these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

82-3449

News Release #09 – 2005

August 15, 2005

First Silver Reserve Inc.

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2005 Six Month Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its second quarter 2005 financial results. All amounts are expressed in United States dollars.

For the six months ending June 30, 2005, revenue was $6.44 million as compared to $7.73 million in the first 6 months of 2004. Revenue for the three month period ending June 30, 2005 was $3.16 million as compared to $3.50 million in the same period in 2004. In the first six months of 2005, the average London pm price for silver was $7.06 per ounce, as compared to $6.48 per ounce in 2004. The Company recorded earnings of $0.09 million or $0.00 per share for the six month period ending June 30, 2005, as compared to earnings of $1.22 million or $0.03 per share for same period in 2004. Net loss for the second quarter of 2005 was $0.13 million or $0.00 per share as compared to earnings of $0.22 million or $0.00 per share in the second quarter of 2004.

In the six month period ending June 30, 2005, First Silver produced 831,928 ounces of silver and 1,940 ounces of gold as compared to 1,077,023 ounces of silver and 2,466 ounces of gold for the six months ended June 30, 2004. Total mill throughput for the first six months of 2005 was 123,192 tonnes of ore at an average mill head grade of 241 g/tonne silver and a mill recovery rate of 87.2% as compared to 133,767 tonnes of ore at an average mill head grade of 290 g/tonne silver and a mill recovery rate of 86.4% in the first six months of 2004.

For the three months ending June 30, 2005, First Silver produced 410,730 ounces of silver and 1,039 ounces of gold as compared to 512,191 ounces of silver and 1,178 ounces of gold for the three months ended June 30, 2004. Total mill throughput in the three months ending June 30, 2005 was 60,402 tonnes of ore at an average mill head grade of 232 g/tonne silver and a mill recovery rate of 90.2% as compared to 65,899 tonnes of ore at an average mill head grade of 310 g/tonne silver and a recovery rate of 83.4% in the second quarter of 2004.

The lower silver production in the first six months of 2005 is attributable to lower mechanical availability of the underground mining equipment and restrictions on hiring contract workers imposed by the Miner's union. This lower mechanical availability of the underground mining equipment led to lower mine development and production resulting in the supply of lower silver grades in the mill feed as compared to the same period last year. The Company plans to purchase an additional scoop tram and underground haul truck and is continuing to source some selected additional mining equipment to improve the overall performance of the underground operation. The Company has also reached a two year agreement with the Miner's union that resolved the condition that applied to the employment of contract miners for development work. The Company has now engaged contract workers to increase stope development in the near term. These measures occurred late in Q2 and the Company anticipates an improvement in production during the remaining six months of 2005.

Cash costs, net of gold credits, were $5.85 per ounce of silver in the six months ending June 30, 2005,

as compared to $4.04 per ounce of silver for the same period in 2004. Total costs, net of gold credits, were $6.53 per ounce of silver in the six months ending June 30, 2005, as compared to $4.45 per ounce of silver for the same period in 2004. Cash costs, net of gold credits, were $5.91 per ounce of silver in the three months ending June 30, 2005, as compared to $4.54 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $6.68 per ounce of silver in the three months ending June 30, 2005, as compared to $4.97 per ounce of silver in the year earlier period.

Cost of sales were $5.04 million for the six month period, as compared to $4.74 million for the year earlier period. General and administrative expenses were $0.65 million for the period as compared to $0.67 million in the first six months of 2004. Depreciation was $0.56 million for the period, as compared to $0.44 million in the year earlier period. The Company incurred a foreign exchange loss of $0.02 million in the six months ending June 30, 2005 as compared to a small foreign exchange gain of $874 in the first six months of 2004.

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional exploration and development work is expected to increase mineral reserves. To provide access to a new prospective area and to improve mine safety, access and ventilation, the Company has completed work on a new haulage adit. The Rosario adit intersects the western-most workings of the San Martin mine and opens up several new identified targets for exploration. The adit is sized for production, 4 m wide and 3.5 m high, and has been routed alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone and new access to a prospective area of the mine. The new tunnel has a total length of 1,514 m and will reduce mine haulage by some 1,200 m and allow for the transport of ore to the mill along surface roads rather than through the underground mine.

Minesite Exploration

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the 18,000 acre area that First Silver controls. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development. The Company is currently evaluating these opportunities and plans on commencing exploration activities on these new areas later this year.

Other Exploration and Development Projects

On November 25, 2004, the Company entered into an option agreement with a private Mexican company for the purchase of a 100% interest in 7 mining claims covering 3,718 Ha. (9,187 acres) (the "Cuitaboca Claims") located in the State of Sinaloa, Mexico. The area has six discrete veins that have been mapped and sampled and the Company has recently applied for an additional exploration concession with an area of 1,416 Ha. The southern-most claims are accessed by a 27 km long road. An additional 7 km of road building is currently underway to reach the northern most vein structures. The Company has dispatched an excavator, front-end loader and dump truck to the site to expedite road construction, with the plans of commencing an exploration drill program on the property later this year.

Behre Dolbear & Company Ltd. ("Behre Dolbear")have recently completed a NI-43-101 compliant technical report on the Cuitaboca Exploration Project. Behre Dolbear have recommended a program of road building to the main targets followed by an exploration program consisting of 10,210 meters of diamond drilling at an estimated cost of approximately$US870,000. The Qualified Person responsible for the Behre Dolbere Report is Baltazar Solano - Rico.,Geol. Eng., M.Sc who is an employee of Behre Dolbear and who is independent of the Company. The Behre Dolbear Technical report has been filed on Sedar and the Company's web site www.firstsilver.com.

A complete set of financial statements along with Management's Discussion and Analysis of Financial Condition and the Results of Operations for the six months ended June 30, 2005 is posted to the Company's web-site www.firstsilver.com and www.sedar.com .

First Silver Reserve is a company focused on silver production and exploration and owns and operates the San Martin Silver Mine in Jalisco State, Mexico. The common shares of First Silver Reserve trade on the Toronto Stock Exchange under the symbol FSR.

On behalf of the Board of Directors

"Len Brownlie"
Director

First Silver Reserve Inc. Summarized Second Quarter Results (expressed in US dollars)

	June 30 2005 $	December 31 2004 $
ASSETS		
Cash and short-term deposits	612,252	1,711,505
Other current assets	4,140,485	3,618,258
	4,752,737	5,329,763
RESOURCE ASSETS	4,479,014	3,920,735
	9,231,751	9,250,498
LIABILITIES		
Current Liabilities	2,154,734	2,669,984
FUTURE INCOME TAXES	1,561,459	1,425,269
ASSET RETIREMENT OBLIGATIONS	162,232	150,000
OTHER LONG-TERM LIABILITIES	2,617,135	2,516,593
	6,495,560	6,761,846
SHAREHOLDERS' EQUITY		
CAPITAL STOCK	1,604,319	1,604,319
Contributed Surplus	128,682	128,682
Currency Translation Adjustment	193,025	38,237
RETAINED EARNINGS	810,165	717,414
	2,736,191	2,488,652
	9,231,751	9,250,498

	Three Months Ended June 30 2005 $	Three Months Ended June 30 2005 $	Six Months Ended June 30 2005 $	Six Months Ended June 30 2004 $
REVENUE				
Revenue	3,161,461	3,500,938	6,442,688	7,730,622
Cost and expenses				
Cost of sales	2,533,257	2,418,724	5,040,237	4,735,370
General and Administration	336,035	399,563	645,692	665,633
Depreciation and depletion	316,221	219,217	560,438	442,224
Other expense (income)	73,481	604	(21,770)	263
Foreign exchange (gain) loss	33,530	56,845	21,888	(874)
	3,292,524	3,094,953	6,246,485	5,842,616
NET EARNINGS (LOSS) BEFORE INCOME TAXES	(131,063)	405,985	196,203	1,888,006
Provision for (recovery of) income taxes:	(3,096)	187,568	103,452	665,951
NET EARNINGS (LOSS) FOR THE PERIOD	(127,967)	218,417	92,751	1,222,055
RETAINED EARNINGS – BEGINNING OF PERIOD	938,132	(281,659)	717,414	(1,285,297)
RETAINED EARNINGS – END OF PERIOD	810,165	(63,242)	810,165	(63,242)
Net Earnings (Loss) Per Common Share	0.00	0.00	0.00	$0.03
Weighted average shares outstanding	38,191,921	38,046,921	38,191,921	38,046,921

First Silver

Reserve Inc.

Second Quarter Report 2005

MANAGEMENT'S DISCUSSION & ANALYSIS ("MD&A") OF FINANCIAL CONDITION & THE RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED June 30, 2005 (Form 51-102F1)

August 11, 2005

Introduction

This MD&A focuses on significant factors that affected First Silver Reserve Inc. and its subsidiary's ("First Silver" or the "Company") performance and such factors that may affect its future performance. In order to better understand the MD&A, it should be read in conjunction with the unaudited consolidated financial statements for the six months ended June 30, 2005 and the Company's 2004 audited consolidated financial statements and the related notes contained therein. The Company's reporting currency is the United States dollar while the measurement currency is the Mexican peso (PS$). All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The Company's significant accounting policies are set out in Note 3 of the audited consolidated financial statements for the year ended December 31, 2004. Additional information on the Company is available in the Company's Annual Information Form, which can be found at www.sedar.com or www.firstsilver.com.

Overall Performance

For the six months ending June 30, 2005, revenue was $6.44 million as compared to $7.73 million in the first 6 months of 2004. Revenue for the three month period ending June 30, 2005 was $3.16 million as compared to $3.50 million in the same period in 2004. In the first six months of 2005, the average London pm price for silver sold was $7.06 per ounce, as compared to $6.48 per ounce in 2004. The Company recorded earnings of $0.09 million or $0.00 per share for the six month period ending June 30, 2005, as compared to earnings of $1.22 million or $0.03 per share for same period in 2004. Net loss for the second quarter of 2005 was $0.13 million or $0.00 per share as compared to earnings of $0.22 million or $0.00 per share in the second quarter of 2004.

In the six month period ending June 30, 2005, First Silver produced 831,928 ounces of silver and 1,940 ounces of gold as compared to 1,077,023 ounces of silver and 2,466 ounces of gold for the six months ended June 30, 2004. Total mill throughput for the first six months of 2005 was 123,192 tonnes of ore at an average mill head grade of 241 g/tonne silver and a mill recovery rate of 87.2% as compared to 133,767 tonnes of ore at an average mill head grade of 290 g/tonne silver and a mill recovery rate of 86.4% in the first six months of 2004.

For the three months ending June 30, 2005, First Silver produced 410,730 ounces of silver and 1,039 ounces of gold as compared to 512,191 ounces of silver and 1,178 ounces of gold for the three months ended June 30, 2004. Total mill throughput in the three months ending June 30, 2005 was 60,402 tonnes of ore at an average mill head grade of 232 g/tonne silver and a mill recovery rate of 90.2% as compared to 65,899 tonnes of ore at an average mill head grade of 310 g/tonne silver and a recovery rate of 83.4% in the second quarter of 2004.

The lower silver production in the first six months of 2005 is attributable to lower mechanical availability of the underground mining equipment and restrictions on hiring contract workers imposed by the Miner's union. This lower mechanical availability of the underground mining equipment led to lower mine development and production resulting in the supply of lower silver grades in the mill feed as compared to

the same period last year. The Company plans to purchase an additional scoop tram and underground haul truck and is continuing to source some selected additional mining equipment to improve the overall performance of the underground operation. The Company has also reached a two year agreement with the Miner's union that resolved the condition that applies to the employment of contract miners for development work. The Company has now engaged contract workers to increase stope development in the near term. These measures occurred late in Q2 and the Company anticipates an improvement in production during the remaining six months of 2005.

Cash costs, net of gold credits, were $5.85 per ounce of silver in the six months ending June 30, 2005, as compared to $4.04 per ounce of silver for the same period in 2004. Total costs, net of gold credits, were $6.53 per ounce of silver in the six months ending June 30, 2005, as compared to $4.45 per ounce of silver for the same period in 2004. Cash costs, net of gold credits, were $5.91 per ounce of silver in the three months ending June 30, 2005, as compared to $4.54 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $6.68 per ounce of silver in the three months ending June 30, 2005, as compared to $4.97 per ounce of silver in the year earlier period.

Cost of sales were $5.04 million for the six month period, as compared to $4.74 million for the year earlier period. General and administrative expenses were $0.65 million for the period as compared to $0.67 million in the first six months of 2004. Depreciation was $0.56 million for the period, as compared to $0.44 million in the year earlier period. The Company incurred a foreign exchange loss of $0.02 million in the six months ending June 30, 2005 as compared to a small foreign exchange gain of $874 in the first six months of 2004.

Liquidity and Capital Resources

At June 30, 2005 the Company had working capital of $2.60 million (comprised of cash of $0.61 million and accounts receivable, silver futures contract deposits, inventory and prepaid expenses of $4.14 million, less current liabilities of $2.15 million) as compared to a working capital of $2.66 million at December 31, 2004 (comprised of cash of $1.71 million and accounts receivable, inventory and prepaid expenses of $3.62 million, less current liabilities of $2.67 million). Currently, the Company has an issued capital of 38,191,921 common shares and has 600,000 share purchase options outstanding. The Company does not have any long–term contractual obligations. The Company continues to hold futures contracts for the purchase of 200,000 ounces of silver in December 2005.

Off Balance Sheet items

The Company has no off balance sheet instruments in place.

Related Party Transactions

During the quarter the Company paid $253,370 to a trucking company for the haulage of ore from the San Martin mine to the mill processing facility. This company is related to an officer and director of the Company. In addition, supplies of $26,862 were sold at cost to the same company. The Officer owes the Company $9,291 related to an advance for travel expenses.

Risks and Uncertainties

The Company's success depends on a number of factors. Typical risk factors include metal price fluctuations and operating hazards encountered in the mining business. The following table sets out the daily high, low and average London Bullion Dealers price for silver for the past three years and the first six months of 2005:

	6 months ending June 30, 2005	2004	2003	2002
High	$7.57	$8.29	$5.97	$5.10
Average	$7.06	$6.67	$4.88	$4.60
Low	$6.39	$5.50	$4.37	$4.24
Range	$1.18	$2.79	$1.60	$0.86

Competition for silver resource properties, producing mines or interests in producing companies may limit opportunities to acquire reasonably priced assets. Future government, legal or regulatory changes could affect any aspect of the Company's business including, among other things, the title to properties, environmental permitting and costs, labour relations, taxation, currency convertibility, the repatriation of profits or capital or the ability to import required equipment or materials. Many of these factors are beyond the Company's control; however, risks and uncertainties are managed, in part, by experienced managers and by cost control initiatives.

Summary of Quarterly Results

Quarter Ending	Total Revenue	Net Income (loss)*	Net Income (loss) per share**
June 30, 2005	$3,161,461	($127,809)	$0.00
March 31, 2005***	$3,281,227	$220,718	$0.01
Dec. 31, 2004	$4,161,901	$526,986	$0.01
Sept. 30, 2004	$3,421,763	$178,454	$0.00
June 30, 2004***	$3,500,938	$218,579	$0.00
March 31, 2004***	$4,229,684	$1,482,812	$0.03
Dec. 31, 2003	$3,379,732	($288,518)	($0.01)
Sept. 30, 2003	$2,090,953	($540,013)	($0.01)
June 30, 2003	$2,817,159	($262,239)	($0.01)

* Quarterly net income has been adjusted to reflect the adjustments noted in the Company's December 31, 2004 financial statements

** Quarterly per share amounts have been adjusted to reflect the weighted average common shares of the Company outstanding for the full year.

*** Restated for asset retirement obligations, stock based compensation, and deferred tax liability related to these items. Does not effect annual audited statements.

The quarterly results generally show a trend of increasing revenue as average silver prices increased. Net income in the first 6 months of 2005 was affected by short-term labour issues and mining equipment breakdowns.

Critical Accounting Estimates

Mine exploration costs, including costs incurred during production to expand ore reserves, are deferred and depleted based on a unit of production method using the a detailed methodology as described in *National Instrument 43-101*. Other areas requiring the use of estimates include reclamation and environmental obligations, asset impairment and income taxes. The Company has devised an internal cost of reclamation and, as required by *CICA 3110 Asset retirement Obligations*, has recorded a retirement and remediation obligation of $156,000 on the financial statements as at June 30, 2005, as compared to $150,000 as at December 31, 2004.

Changes in Accounting Policies, including Initial Adoption

(i) Changes enacted January 01, 2004

Effective January 01, 2004, the Company adopted CICA 3870, *Stock-based compensation and other Stock-based payments.* No stock options were granted in Q1 or Q2, 2005.

(ii) Changes enacted for 2005 and future years

In the year beginning January 1, 2005, the Company adopted the new accounting policy, AcG-15 *Consolidation of Variable Interest Entities ("VIE")*. This standard requires companies to consolidate entities in which they have a controlling financial interest, even if they do not have an ownership interest. The Company is currently determining whether this policy will require it to consolidate the accounts of the trucking company which trucks ore from the mine to the San Martin mill site. The effect on the Company's financial statement of this consolidation, if required, has not been determined at the date of this report.

Company Outlook for 2005

The Company's outlook for 2005, as at August 11, 2005, remains relatively consistent with the Company's outlook provided in the MD&A accompanying the Company's December 31, 2004 audited financial statements. Management anticipates that the recent signing of a two year agreement with the Miner's union and the acquisition of additional equipment will increase production during the second half of 2005.

RESOURCE DEVELOPMENT AND EXPLORATION

Reserves and Resources

An independent reserve and resource audit as at December 31, 2004 was recently completed by Pincock, Allen & Holt ("PAH"). PAH's reporting method was consistent with reserve and resource definitions contained in National Instrument 43-101 ("NI 43-101"). PAH have reported that the total mineral reserves and resources have increased to 5.2 million and 37.5 million ounces of silver respectively. This is an increase of 24% on previously reported mineable reserves and 88% on previously reported resources. In addition, PAH state in their report: "Exploration potential for finding and developing new resources/reserves in the San Martin district appears to be very promising".

PAH reported that the reserve and resource estimates prepared by mine personnel have been reasonably prepared and conform to acceptable engineering standards for reporting of reserves and resources. PAH believes that the classification of the reserves and resources meets NI 43-101 and the definitions of the Canadian Institute of Mining, Metallurgy and Petroleum. PAH notes that there are no significant

technical, legal, environmental, political or other kind of restrictions which would materially affect the extraction and processing of these reserves and resources. PAH also noted that the estimated reserves indicate 2.5 years of mine life from January, 2005, which, with the resources, if upgraded to reserve category, would add many years of life to the mine. The San Martin Mine reserve and resources estimates as at December 31, 2004 are as follows:

Category	Tonnes	Silver Grade (g/tonne)	Contained Silver (ounces)*	Silver Grade with gold/lead credit (g/tonne)	Contained Silver (ounces) Including Au/Pb Credits**
Proven Mineral Reserves	296,611	239	2,278,085	270	2,574,235
Probable Mineral Reserves	379,343	243	2,963,669	275	3,348,946
Total Mineral Reserves	**675,954**	**241**	**5,241,753**	**273**	**5,923,181**
Measured Resources	2,804,000	264	23,782,600	298	26,875,000
Indicated Resources	1,604,000	262	13,802,000	296	15,596,000
Total Measured+Indicated Resources	**4,444,000**	**263**	**37,584,600**	**297**	**42,471,000**

* PAH's economic breakeven cutoff grade, based solely on silver for the total operating costs and process recoveries was 6.91 Ozs Ag per tonne or 215g Ag per tonne. PAH used a price of $7.00 per ounce of silver for this calculation.
** PAH's economic breakeven cutoff grade, considering the gold /lead contribution, converted to an equivalent silver grade was 6.04 Ozs Ag Equivalent per tonne or 188g Ag Equivalent per tonne. PAH used a price of $7.00 per ounce of silver, $400 per ounce for gold and $0.38 per pound for lead for this calculation.

PAH reviewed the reserve and resource estimates prepared as at December 31, 2004 by First Silver's subsidiary, Minera El Pilon S.A. de C.V.("Pilon") San Martin mine geologists. Details of the reserve and resource calculations, including key economic parameters, sampling methodology, and analytical procedures may be found in the PAH report.

The Qualified Persons responsible for the PAH Report are Mark G. Stevens, C.P.G. and Leonel Lopez, C.P.G., P.G., who are employees of PAH and who are independent of the Company. The PAH Technical report has been filed on Sedar and the Company's web site www.firstsilver.com.

Underground Exploration

Mine staff are currently evaluating several areas of the mine where additional exploration and development work is expected to increase mineral reserves. To provide access to a new prospective area and to improve mine safety, access and ventilation, the Company has completed work on a new haulage adit. The Rosario adit intersects the western-most workings of the San Martin mine and opens up several new identified targets for exploration. The adit is sized for production, 4 m wide and 3.5 m high, and has been routed alongside the Rosario-Condesa Fault, allowing systematic drill hole sampling of this fault zone and new access to a prospective area of the mine. The new tunnel has a total length of 1,514 m and will reduce mine haulage by some 1,200 m and allow for the transport of ore to the mill along surface roads rather than through the underground mine.

Minesite Exploration

On the San Martin minesite property, the Zuloaga vein, currently in production, is only one of several parallel and intersecting mineralized veins within the claim area. The mine property contains 15 known mineralized fault systems that offer the potential for expansion and development.

Other Exploration and Development Projects

The Company currently holds 12 precious metals exploration properties. Eleven of these properties cover 5,213 hectares (12,881 acres) and are located in Jalisco State, Mexico. The properties generally have a small mine production history or precious metals showings and further exploration is on hold until funding permits detailed exploration.

On November 25, 2004, the Company entered into an option agreement with a private Mexican company for the purchase of a 100% interest in 7 mining claims covering 3,718 Ha. (9,187 acres) (the "Cuitaboca Claims") located in the State of Sinaloa, Mexico. The Company has recently applied for an additional exploration concession with an area of 1,416 Ha. The southern-most claims are accessed by a 27 km long road. An additional 7 km of road building is currently underway to reach the northern most vein structures. The Company has dispatched an excavator, front-end loader and dump truck to the site to expedite road construction.

Behre Dolbear & Company Ltd. ("Behre Dolbear")have recently completed a NI-43-101 compliant technical report on the Cuitaboca Exploration Project. Behre Dolbear have recommended a program of road building to the main targets followed by an exploration program consisting of 10,210 meters of diamond drilling at an estimated cost of approximately $US870,000. The Qualified Person responsible for the Behre Dolbere Report is Baltazar Solano - Rico.,Geol. Eng., M.Sc who is an employee of Behre Dolbear and who is independent of the Company. The Behre Dolbear Technical report has been filed on Sedar and the Company's web site www.firstsilver.com.

Forward Looking Statements

Certain information regarding the Company set forth in this document, including management's assessment of the Company's future plans and operations contains "Forward-Looking Statements" within the meaning of section 27A of the Securities Act andsection 21E of the United States Securities Exchange Act of 1934, as amended. These forward looking statements are subject to numerous risks and uncertainties, some of which are beyond the Company's and management's control, including but not limited to, the impact of general economic conditions, industry conditions, fluctuation of commodity prices, fluctuation of foreign exchange rates, imperfection of reserve estimates, environmental risks, industry competition, availability of qualified personnel and management, stock market volatility, timely and cost effective access to sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in or implied by these forward looking statements and accordingly, no assurance can be given that any of the events anticipated to occur or transpire from the forward looking statements will provide any benefits to the Company.

First Silver Reserve Inc.

Consolidated Financial Statements
June 30, 2005
(expressed in U.S. dollars)

Notice to Reader: As required by National Instrument 51-102 (4.3(3)), readers are advised that an auditor has not performed a review of these interim financial statements.

First Silver Reserve Inc.

Consolidated Balance Sheets (Unaudited)

(expressed in U.S. dollars)

	June 30, 2005 $	December 31, 2004 $
Assets		
Current assets		
Cash and cash equivalents	612,252	1,711,505
Accounts receivable	1,091,480	1,678,446
Amount due from a related party	9,291	-
Silver futures contract deposits	1,462,515	788,841
Inventories	1,242,374	1,044,517
Prepaid expenses	334,825	106,454
	4,752,737	5,329,763
Resource assets	4,479,014	3,920,735
	9,231,751	9,250,498
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,284,223	1,668,974
Liability on derivative instrument	81,400	84,800
Employee profit sharing	105,118	254,464
Taxes payable	683,993	652,904
Amount due to a related party	-	8,842
	2,154,734	2,669,984
Future income taxes	1,561,459	1,425,269
Asset retirement obligations	162,232	150,000
Other long-term liabilities	2,617,135	2,516,593
	6,495,560	6,761,846
Shareholders' Equity		
Capital stock	1,604,319	1,604,319
Contributed surplus	128,682	128,682
Currency translation adjustment	193,025	38,237
Retained earnings (deficit)	810,165	717,414
	2,736,191	2,488,652
	9,231,751	9,250,498

Interim Financial Statements (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the six months ended June 30, 2005 and 2004

(expressed in U.S. dollars)

	Three Months Ended June 30 2005 $	Three Months Ended June 30 2004 $ (Restated)	Six Months Ended June 30 2005 $	Six Months Ended June 30 2004 $ (Restated)
Revenue				
Sales	3,161,461	3,500,938	6,442,688	7,730,622
Cost and expenses				
Cost of sales	2,533,257	2,418,724	5,040,237	4,735,370
General and administrative	336,035	399,563	645,692	665,633
Depreciation and depletion	316,221	219,217	560,438	442,224
Other expense (income)	73,481	604	(21,770)	263
Foreign exchange (gain) loss	33,530	56,845	21,888	(874)
	3,292,524	3,094,953	6,246,485	5,842,616
Earnings (loss) before income taxes	(131,063)	405,985	196,203	1,888,006
Provision for income taxes	(3,096)	187,568	103,452	665,951
Net earnings (loss) for the period	(127,967)	218,417	92,751	1,222,055
Retained earnings - Beginning of period	938,132	(281,659)	717,414	(1,285,297)
Retained earnings - End of period	810,165	(63,242)	810,165	(63,242)
Basic and diluted earnings (loss) per share	0.00	0.00	0.00	0.03
Weighted average shares outstanding	38,191,921	38,046,921	38,191,921	38,046,921

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2005 and 2004

(expressed in U.S. dollars)

	Three Months Ended June 30 2005 $	Three Months Ended June 30 2004 $ (Restated)	Six Months Ended June 30 2005 $	Six Months Ended June 30 2004 $ (Restated)
Cash flows from operating activities				
Net earnings (Loss) for the period	(127,967)	218,417	92,751	1,222,055
Items not affecting cash				
Depreciation and depletion	316,221	219,217	560,438	442,224
Unrealized (gain) loss on futures contracts	21,800	-	(3,400)	-
Compensation expense	-	99,190		99,190
Future income taxes	(3,096)	156,400	103,452	634,783
	206,958	693,224	753,241	2,398,252
Changes in non-cash working capital items	129,401	(66,172)	(43,133)	(928,719)
	336,359	627,052	710,108	1,469,533
Cash flows from financing activities				
Issuance of share capital (net of costs)	-	29,165	-	241,894
Repayment of funds to shareholder	-	-	-	(545,760)
	-	29,165	-	(303,866)
Cash flows from investing activities				
Silver futures contract deposits	30,000	-	(620,000)	-
Resource asset expenditures	(836,693)	(228,853)	(1,189,361)	(385,841)
	(806,693)	(228,853)	(1,809,361)	(385,841)
Increase (Decrease) in cash and cash equivalents	(470,334)	427,364	(1,099,253)	779,826
Cash and cash equivalents - Beginning of period	1,082,586	771,171	1,711,505	418,709
Cash and cash equivalents - End of period	612,252	1,198,535	612,252	1,198,535

The accompanying notes are an integral part of these consolidated financial statements.

1 Basis of presentation

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of our annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with GAAP have been condensed or omitted. Except as disclosed in note 2, the accounting policies used in preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in our annual consolidated financial statements and the notes thereto for the two years ended December 31, 2004.

These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. The prior period comparative numbers have been restated for asset retirement obligations, stock based compensation, and deferred tax liability related to these items. These adjustments do not effect the annual audited statements.

2 Accounting policy changes

Variable Interest Entity
Effective January 1, 2005, the company has adopted the new Accounting Guideline 15 (AcG-15) "Consolidation of Variable Interest Entities". The new standard establishes when a company should consolidate a variable interest entity in its financial statements. AcG-15 provides the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company is at risk of absorbing the variable interest entity's expected losses, or is entitled to receive a majority of the variable interest entity's residual returns, or both. Management has identified one supplier that could be deemed to be a variable interest entity and is in the process of completing its analysis to make a final determination.

3 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance – December 31, 2004	38,191,921	$1,604,319
Balance – June 30, 2005	38,191,921	$1,604,319

Stock options outstanding

The following table summarizes information about the options at June 30, 2005 and the changes for the three months then ended:

	2005		2004	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	600,000	$0.85	710,000	$0.67
- Exercised during period	-	-	(235,000)	$0.72
- Granted during period	-	-	125,000	$1.64
Options outstanding - End of period	600,000	$0.85	600,000	$0.85

4 Segmented Information

The Company has one operating segment, silver mining and related activities including exploration, extraction, and processing at the San Martin Mine. All capital assets of the Company are located in Mexico.

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 – 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-333-817-3442
Fax: 011-52-333-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Robert Young, P.Eng.
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

Toronto Stock Exchange
Symbol: FSR
CUSIP#: 33642A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Investor Services
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
250 Howe Street
Vancouver, B.C.
V6C 3S7

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to.
Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico